DIRECT:

(212) 351-4522

tpolin@ebglaw.com

August 3, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Peggy A. Fisher, Assistant Director

Re:	AtriCure, Inc.
File No. 333-124197

Ladies and Gentlemen:

Pursuant to our conversation this evening with Mary Beth Breslin, this letter shall confirm that David Drachman, President, Chief Executive Officer and a Director of AtriCure, Inc. (the “Company”), has advised us that he has no affiliations with any of the Company’s stockholders, including any of the Company’s “fund investors.”

Kindly contact the undersigned at (212) 351-4522 with any questions.

Very truly yours,

/s/ Theodore L. Polin

Theodore L. Polin

cc: Mary Beth Breslin (via facsimile)